UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Gelesis Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

14070Y101

(CUSIP Number)

Bharatt Chowrira

Chief Executive Officer

PureTech Health LLC

6 Tide Street, Suite 400

Boston, MA 02210

(617) 482-2333

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 12, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 14070Y101

1	NAME OF REPORTING PERSONS PureTech Health LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO/WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 655,172,572(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 655,172,572(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 655,172,572(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 92.0%(2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

1.

Includes (i) 16,727,582 shares of common stock (the “Common Stock”) of Gelesis Holdings, Inc. (the “Issuer”) held by PureTech Health LLC, (ii) 155,520 options to purchase shares Common Stock held by PureTech Health LLC, (iii) warrants to purchase 216,208 shares of Common Stock held by PureTech Health LLC, (iv) warrants to purchase 23,688,047 shares of Common Stock issued to PureTech Health LLC on February 21, 2023, (v) warrants to purchase 192,307,692 shares of Common Stock issued to PureTech Health LLC on May 1, 2023, (vi) warrants to purchase 43,133,803 shares of Common Stock issued to PureTech Health LLC on May 26, 2023, (vii) 18,883,624 shares of Common Stock issuable upon conversion of a convertible note issued to PureTech Health LLC on February 21, 2023 (assuming accrued and unpaid interest through June 12, 2023), (viii) 111,391,941 shares of Common Stock issuable upon conversion of a convertible note issued to PureTech Health LLC on May 1, 2023 (assuming accrued and unpaid interest through June 12, 2023), (ix) 24,787,558 shares of Common Stock issuable upon conversion of a convertible note issued to PureTech Health LLC on May 26, 2023 (assuming accrued and unpaid interest through June 12, 2023) and (x) 223,880,597 shares of Common Stock issuable upon conversion of a convertible note issued to PureTech Health LLC on June 12, 2023.

2.

This percentage is calculated based upon 73,335,110 shares of common stock outstanding of the Issuer as of May 12, 2023, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 15, 2023.

SCHEDULE 13D

CUSIP No. 14070Y101

1	NAME OF REPORTING PERSONS PureTech Health plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO/WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 655,172,572(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 655,172,572(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 655,172,572(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 92.0%(2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

1.

Includes (i) 16,727,582 shares of common stock (the “Common Stock”) of Gelesis Holdings, Inc. (the “Issuer”) held by PureTech Health LLC, (ii) 155,520 options to purchase shares Common Stock held by PureTech Health LLC, (iii) warrants to purchase 216,208 shares of Common Stock held by PureTech Health LLC; (iv) warrants to purchase 23,688,047 shares of Common Stock issued to PureTech Health LLC on February 21, 2023, (v) warrants to purchase 192,307,692 shares of Common Stock issued to PureTech Health LLC on May 1, 2023, (vi) warrants to purchase 43,133,803 shares of Common Stock issued to PureTech Health LLC on May 26, 2023, (vii) 18,883,624 shares of Common Stock issuable upon conversion of a convertible note issued to PureTech Health LLC on February 21, 2023 (assuming accrued and unpaid interest through June 12, 2023), (viii) 111,391,941 shares of Common Stock issuable upon conversion of a convertible note issued to PureTech Health LLC on May 1, 2023 (assuming accrued and unpaid interest through June 12, 2023), (ix) 24,787,558 shares of Common Stock issuable upon conversion of a convertible note issued to PureTech Health LLC on May 26, 2023 (assuming accrued and unpaid interest through June 12, 2023) and (x) 223,880,597 shares of Common Stock issuable upon conversion of a convertible note issued to PureTech Health LLC on June 12, 2023.

2.

This percentage is calculated based upon 73,335,110 shares of common stock outstanding of the Issuer as of May 12, 2023, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 15, 2023.

Explanatory Note

This Amendment No. 7 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on January 21, 2022, as amended (the “Schedule 13D”), relating to the Reporting Persons’ ownership of shares of common stock, par value $0.0001 per share (the “Common Stock”), of Gelesis Holdings, Inc., a Delaware corporation (the “Issuer”).

Unless set forth below, all previous Items set forth in the Schedule 13D remain unchanged. Capitalized terms used herein and not defined have the meanings given to them in the Schedule 13D.

This Amendment is being filed to update the disclosure in Item 4, Item 5 and Item 6.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Merger Agreement

On June 12, 2023, the Issuer, PureTech Health LLC (“Parent”), and Caviar Merger Sub LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“Merger Sub”), entered into that certain Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which the Issuer will merge with and into Merger Sub, with Merger Sub continuing as the surviving company (the “Surviving Company”, and such merger, the “Merger”). The purpose of the Merger is for PureTech Health plc (the “Investor”), as the sole member of Parent, to acquire all issued and outstanding shares of common stock of the Issuer (each, a “Share”) not otherwise held by the Investor, and to cause the Issuer to become an indirect wholly owned subsidiary of the Investor upon the consummation of the Merger. Pursuant to the Merger Agreement, at any time from the date of the Merger Agreement to the seventh business day prior to the Issuer stockholders’ meeting held for the purposes of obtaining the requisite stockholders’ approval of the Merger Agreement and the transactions contemplated thereby, Parent has the right, but not obligation, to determine to change the structure of the Merger, such that Merger Sub will merge with and into the Issuer, with the Issuer continuing as the surviving corporation (the “Structuring Amendment”), and the parties to the Merger Agreement will enter into an amendment to the Merger Agreement to effectuate the Structuring Amendment.

At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than Excluded Shares and Dissenting Shares (in each case, as defined in the Merger Agreement), but including Company Warrant Shares (as defined in the Merger Agreement)) will be cancelled and converted into the right to receive $0.05664 per share in cash, without interest (the “Merger Consideration”).

At the Effective Time, (i) each outstanding unexercised option to purchase Shares, whether vested or unvested, will be cancelled without payment of any consideration therefor, and (ii) each issued and outstanding unvested Earn Out Share (as defined in the Merger Agreement) will be automatically forfeited and deemed transferred to the Issuer for no consideration, and will be cancelled by the Issuer and cease to exist immediately prior to the Closing.

At the Effective Time, (i) each outstanding Gelesis Warrant (as defined in the Merger Agreement) will automatically cease to represent a warrant exercisable for a Share and become a warrant exercisable for the Merger Consideration and if a registered holder thereof properly exercises such Gelesis Warrant within 30 days following the public disclosure of the consummation of the Merger by the Issuer pursuant to a current report on Form 8-K filed with the SEC, the exercise price will be reduced in accordance with the terms of the Black-Scholes pricing adjustment set forth in the underlying warrant agreement, and (ii) each PureTech Warrant (as defined in the Merger Agreement) will be canceled automatically and cease to exist, and no consideration shall be paid in exchange therefor.

At the Effective Time, the Surviving Company will assume all outstanding convertible promissory notes issued by the Issuer.

At the Effective Time, (i) the certificate of formation of Merger Sub as in effect immediately prior to the Effective Time will be the certificate of formation of the Surviving Company and the name of the Surviving Company will be “Gelesis Holdings LLC”, (ii) the limited liability company agreement of Merger Sub as in effect immediately prior to the Effective Time will be the limited liability company agreement of the Surviving Company, (iii) unless Parent determines otherwise prior to the closing of the Merger, the managers of Merger Sub immediately prior to the Effective Time will be the managers of the Surviving Company and the officers of the Company immediately prior to the Effective Time will be the officers of the Surviving Company, and (iv) each limited liability company interest of Merger Sub issued and outstanding immediately before the Effective Time will remain outstanding as the only limited liability interests of the Surviving Company and will not be affected by the Merger, and Parent will continue as the sole member of the Surviving Company.

As soon as practicable (and no later than one business day) after the execution and delivery of the Merger Agreement, the Issuer will issue a $3,000,000 aggregate principal amount Convertible Senior Secured Promissory Note under the Amended NPA (as defined below), for aggregate proceeds of $3,000,000, pursuant to the terms and conditions of the Amended NPA and the Convertible Senior Secured Promissory Note entered into concurrently with the execution of the Merger Agreement.

The consummation of the Merger will result in the Issuer becoming a privately held company, and its shares will no longer be listed and traded in the OTC Market. The Gelesis Warrants (as defined in the Merger Agreement) issued and outstanding immediately prior to the Effective Time will remain outstanding and continue to trade on the OTC Market following the Merger. The Merger Agreement requires the parties to cooperate to cause the deregistration of all applicable Issuer warrants as promptly as practicable after the Effective Time.

Voting and Support Agreement

In connection with the execution and delivery of the Merger Agreement, Parent entered into a Voting and Support Agreement (the “Voting and Support Agreement”), with the Issuer.

Pursuant to the Voting and Support Agreement, Parent agreed to, among other things, (i) vote its Shares in favor of the adoption of the Merger Agreement and approval of the transactions contemplated thereby, including the Merger, and against (a) any Takeover Proposal (as defined in the Merger Agreement), (b) any change in the capitalization of the Issuer or any amendment or other change to the Issuer’s organizational documents in contravention of the Merger Agreement or the transactions contemplated thereby, (c) any actions that would reasonably be expected to result in a breach in any material respect of any covenant, agreement, representation or warranty or any other obligation of the Issuer set forth in the Merger Agreement or of the Supporting Stockholder in the Voting and Support Agreement, (d) any other actions intended, or would reasonably be expected, to interfere with or delay the consummation of, or otherwise adversely affect, the Merger, the transactions contemplated by the Merger Agreement or the transactions contemplated by the Voting and Support Agreement, and (e) any changes in the majority of the members of the Issuer’s board of directors based on such board’s composition as of the date of the Voting and Support Agreement, and (ii) not transfer or enter into an agreement to transfer its Shares, enter into a voting agreement or grant any proxies or power of attorney in respect of its Shares, other than to its immediate family, by will or under the laws of intestacy, pursuant to a qualified domestic court order or to an entity under control or to partners or members.

The Voting and Support Agreement terminates upon the earlier to occur of (i) the effective time of the Merger and (ii) the termination of the Merger Agreement in accordance with the terms and provisions thereof.

Amended Note Purchase Agreement and Fourth Closing of Note and Warrant

On June 12, 2023, the Issuer and certain of its subsidiaries (the “Note Parties”) and Parent entered into an Amendment No. 2 to the Note and Warrant Purchase Agreement (the “NPA Amendment No. 2”), which amends that certain Note and Warrant Purchase Agreement, dated as of February 21, 2023 and amended on May 1, 2023, by and among the Note Parties and Parent (as amended, the “Amended NPA”) pursuant to which, among other things, the Issuer and Gelesis, Inc., a subsidiary of the Issuer, issued an Additional Note in the aggregate principal amount of $3.0 million (the “$3.0 Million Additional Note”) to Parent for a cash purchase price of $3.0 million. The $3.0 Million Additional Note is convertible into a number of shares of Common Stock of the Issuer equal to (i) the principal amount plus accrued and unpaid interest, divided by (ii) the initial conversion price of $0.0134. Subject to the NPA Amendment No. 2 below, the $3.0 Million Additional Note is issued on substantially the same terms (other than conversion price and warrant coverage) as the $2.0 Million Additional Note issued on May 1, 2023 and the $350,000 Additional Note issued on May 26, 2023.

Pursuant to the NPA Amendment No. 2, if any Note Party enters into a binding definitive agreement with respect to a Takeover Proposal (as defined in the Merger Agreement) with any party other than Parent and/or Parent’s affiliates, the Issuer shall immediately pay to Parent an amount equal to 200% of the aggregate principal amount of outstanding Additional Notes (as defined in the Amended NPA) and the Additional Notes shall be cancelled. As reported on Amendment No. 5, Amendment No. 6 and this Amendment No. 7 to this Schedule 13D, there are $5.35 million aggregate principal amount of outstanding Additional Notes after giving effect to the NPA Amendment No. 2. Pursuant to NPA Amendment No. 2, warrant coverage was eliminated for the $3.0 Million Additional Note.

The foregoing descriptions of the Merger Agreement, the Voting and Support Agreement, the Additional Notes, the Amended NPA, the NPA Amendment No. 2 and the Warrants do not purport to be complete and are qualified in their entirety by the full text of such agreements. Copies of the Merger Agreement, a form of the Voting and Support Agreement, the $3.0 Million Additional Note and the NPA Amendment No. 2 are attached as exhibits to this Schedule 13D and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirely as follows:

(a) As of the date hereof, the Reporting Persons may be deemed, for purposes of Rule 13d-3 of the Act, directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the shares of Common Stock described in this Schedule 13D.

Based on the 73,335,110 shares of the Issuer’s common stock outstanding as of May 12, 2023 (as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 15, 2023), the Common Stock held by the Reporting Persons constitutes 92.0% of the outstanding shares of Common Stock of the Issuer.

PureTech Health plc, may be deemed to beneficially own all of the shares of Common Stock held directly by PureTech Health LLC.

(b) The Reporting Persons have shared voting power and shared dispositive power with regard to (i) the 16,727,582 shares of Common Stock held directly by PureTech Health LLC, (ii) 155,520 options to purchase shares Common Stock held by PureTech Health LLC, (iii) the 216,208 warrants to purchase shares of Common Stock held by PureTech Health LLC, (iv) warrants to purchase 23,688,047 shares of Common Stock issued on February 21, 2023, (v) warrants to purchase 192,307,692 shares of Common Stock issued on May 1, 2023, (vi) warrants to purchase 43,133,803 shares of Common Stock issued on May 26, 2023, (vii) 18,883,624 shares of Common Stock issuable upon conversion of a convertible note issued to PureTech Health LLC on February 21, 2023 (assuming accrued and unpaid interest through June 12, 2023), (viii) 111,391,941 shares of Common Stock issuable upon conversion of a convertible note issued on May 1, 2023 (assuming accrued and unpaid interest through June 12, 2023), (ix) 24,787,558 shares of Common Stock issuable upon conversion of a convertible note issued on May 26, 2023 (assuming accrued and unpaid interest through June 12, 2023) and (x) 223,880,597 shares of Common Stock issuable upon conversion of a convertible note issued on June 12, 2023.

(c) The information contained in Items 1, 3 and 4 to this Schedule 13D is herein incorporated by reference. Except as disclosed herein, none of (i) the Reporting Persons and (ii) to the Reporting Persons’ knowledge, the persons set forth on Schedule I of this Schedule 13D, has effected any transaction in the Issuer’s Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts; Arrangements, Understandings or relationship with respect to Securities of the Issuer.

This Item 6 is hereby supplemented by incorporating by reference Items 3 and 4 of this Schedule 13D.

Item 4 above summarizes certain provisions of the Merger Agreement, the Voting and Support Agreement, the Additional Notes, the NPA Amendment No. 2 and the Amended NPA and is incorporated herein by reference. Copies of the Merger Agreement, the Voting and Support Agreement, the $3.0 Million Additional Note and the NPA Amendment No. 2 are attached as an exhibit to this Schedule 13D and incorporated herein by reference.

Item 7. Materials to be filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit	Description

16.	Agreement and Plan of Merger, dated as of June 12, 2023, by and among the Issuer, Parent and Merger Sub (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the Commission on June 13, 2023).

17.	Form Voting and Support Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Commission on June 13, 2023).

18.

Convertible Senior Secured Promissory Note, dated June 12, 2023, by and between the Note Parties and the Parent (incorporated by reference to Exhibit 10.3).

to the Current Report on Form 8-K filed by the Issuer with the Commission on June 13, 2023).

19.	Amendment No. 2 to Note and Warrant Purchase Agreement, dated as of June 12, 2023, by and among the Note Parties and Parent (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the Commission on June 13, 2023).

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 13, 2023

PURETECH HEALTH LLC

By:	/s/ Bharatt Chowrira
Name:	Bharatt Chowrira
Title:	President, Chief Business, Financial and Operating Officer

PURETECH HEALTH PLC

By:	/s/ Bharatt Chowrira
Name:	Bharatt Chowrira
Title:	President, Chief Business, Financial and Operating Officer